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                          January 27, 2023

       Eric Lefkofsky
       Chief Executive Officer
       Tempus Labs, Inc.
       600 West Chicago Avenue, Suite 510
       Chicago, Illinois 60654

                                                        Re: Tempus Labs, Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted January
17, 2023
                                                            CIK No. 0001717115

       Dear Eric Lefkofsky:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form S-1

       Consolidated Financial Statements
       9. Stock-Based Compensation, page F-34

   1. We note your response to comment 1 from our letter dated October 27, 2022. Please revise to your
disclosures here, on pages 126-127, and elsewhere as appropriate, to explain the change in
your valuation methodology for stock-based compensation awards during the periods
presented.
 Eric Lefkofsky
FirstName  LastNameEric Lefkofsky
Tempus Labs,  Inc.
Comapany
January 27,NameTempus
            2023        Labs, Inc.
January
Page 2 27, 2023 Page 2
FirstName LastName
        You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Courtney Tygesson